UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes     ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date March 2, 2018	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT CONTINUING CONNECTED TRANSACTIONS CONTRACTUAL OPERATION AGREEMENT AND OPERATION COST AGREEMENT

BELLYHOLD SPACE AGREEMENTS

In order to further eliminate the competition between the Company and China Cargo Airlines more thoroughly and enable the Company to concentrate on the air passenger transportation business, the Company entered into the Bellyhold Space Agreements (i.e., the Contractual Operation Agreement and the Operation Cost Agreement) with China Cargo Airlines on 1 March 2018, pursuant to which China Cargo Airlines as a contractor will operate the Bellyhold Space Business and pay contractual fee to the Company; and the Company will reimburse the Operation Cost of the Bellyhold Space Business to China Cargo Airlines.

IMPLICATIONS UNDER THE LISTING RULES

As at the date of this announcement, China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company) and thus China Cargo Airlines is a connected person of the Company as defined under the Hong Kong Listing Rules. The transactions contemplated under the Bellyhold Space Agreements constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the contractual fee payable by China Cargo Airlines under the Contractual Operation Agreement exceed 5%, the Contractual Operation Agreement and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019, are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the Operation Cost payable by the Company under the Operation Cost Agreement exceeds 0.1% but is less than 5%, the Operation Cost Agreement and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019, are subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under the Hong Kong Listing Rules. Pursuant to the relevant requirements of the Shanghai Listing Rules and the PRC law, the transactions contemplated under the Operation Cost Agreement shall be subject to Independent Shareholders’ approval.

An Independent Board Committee has been formed to advise the Independent Shareholders on the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019. The Independent Financial Adviser has also been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of (a) the period for the Bellyhold Space Agreements; and (b) the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019.

EGM

The EGM will be held by the Company for the Independent Shareholders to consider and approve the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps by way of ordinary resolutions. A notice to convene the EGM has been dispatched to the Shareholders on 9 February 2018. The Circular will be despatched to the Shareholders in due course.

I. BACKGROUND

On 29 November 2016, the Company entered into the Disposal Agreement with Eastern Airlines Industry Investment, a wholly-owned subsidiary of CEA Holding, the controlling Shareholder of the Company, pursuant to which the Company had disposed the entire equity interest in Eastern Logistics to Eastern Airlines Industry Investment. As at 8 February 2017, the Company had transferred 100% equity interest in Eastern Logistics to Eastern Airlines Industry Investment and the industrial and commercial registration of such transfer had been completed. As such, since 8 February 2017, Eastern Logistics has ceased to be a subsidiary of the Company and has become a subsidiary of CEA Holding. For more details, please refer to the announcements of the Company dated 29 November 2016, 19 December 2016 and 10 February 2017 and the circular of the Company dated 19 December 2016.

Upon completion of the disposal of Eastern Logistics, the Bellyhold Space freight business of the Company will be in competition with the all-cargo aircraft freight business of China Cargo Airlines, a 83%-owned subsidiary of Eastern Logistics and in turn a subsidiary of CEA Holding. As a transitional solution to avoid competition, the Company and China Cargo Airlines entered into the Bellyhold Space Management Agreement on 1 January 2017, pursuant to which the Company entrusted China Cargo Airlines to manage the Bellyhold Space freight business of the Company for a term of three years. As disclosed in the announcement of the Company dated 3 January 2017, the Company will, at such time as appropriate, negotiate with Eastern Logistics a thorough solution to the competition problem. For more details, please refer to the announcements of the Company dated 3 January 2017 and 17 January 2017.

After the operation practice of around one year, in order to further eliminate the competition between the Company and China Cargo Airlines more thoroughly and enable the Company to concentrate on the air passenger transportation business, the Company entered into the Bellyhold Space Agreements with China Cargo Airlines on 1 March 2018, pursuant to which China Cargo Airlines as a contractor will operate the Bellyhold Space Business and pay contractual fee to the Company; and the Company will reimburse the Operation Cost of the Bellyhold Space Business to China Cargo Airlines.

II.	CONTRACTUAL OPERATION AGREEMENT

Date:	1 March 2018

Parties:	the Company (as owner); and

China Cargo Airlines (as contractor)

Contractual operation term:	from 1 April 2018 to 31 December 2032

Subject:	China Cargo Airlines will operate all the Bellyhold Space Business, including but not limited to the following aspects:

(i) China Cargo Airlines shall enter into cargo transport agreements with third parties as the contracting carrier, and entrust the Company to provide air transportation service as the actual carrier;

(ii)  China Cargo Airlines shall exclusively enjoy the seat-sale right and the pricing right to the Bellyhold Space and exclusively engage in relevant businesses such as the settlement business, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Bellyhold Space Business; and

(iii)  China Cargo Airlines shall undertake the overall responsibilities for transporting the cargos as the carrier to the consignors with respect to the cargos which are transported through the Bellyhold Space.

During the period of contractual operation by China Cargo Airlines, China Cargo Airlines shall operate the Bellyhold Space Business and conduct the relevant financial accounting independently and bear the results of operation independently and pay tax in compliance with applicable laws.

Pricing:	The contractual fee (the “Settlement Price”) for each year shall be the sum of the Bench Mark Price (Without Tax) (as defined below) and the Adjustment Amount (as defined below).

In the fourth quarter of each financial year, the Company shall engage an asset evaluation agency which has the qualification of asset evaluation to evaluate the bench mark price (without tax) for the annual revenue of the Bellyhold Space Business for the next financial year and file such evaluation results with the relevant supervision authority of the state-owned assets. The filed evaluation results will serve as the bench mark price for the contractual fee payable by China Cargo Airlines for the next financial year (the “Bench Mark Price (Without Tax)”).

The Bench Mark Price (Without Tax) shall be calculated based on the following formula:

Bench Mark Price (Without Tax) = ATK (available tonne- kilometres) × OLF (overall load factor) × revenue level per kilometre.

The ATK shall be determined based on the plan of introduction of passenger flights of the Company and its wholly-owned subsidiaries and controlled subsidiaries for the next year. The OLF and the revenue level per kilometre shall be determined based on the historical data of the respective airline routes of the Company and its wholly-owned subsidiaries and controlled subsidiaries.

Considering that there may be market fluctuation, the parties agreed to appoint a qualified accounting firm to conduct a special audit to the actual revenue (without tax) of China Cargo Airlines for operating the Bellyhold Space Business for each financial year. The special audit should be conducted within three months after the end of a financial year. Where there is any difference between the Bench Mark Price (Without Tax) and the actual revenue (without tax), the contractual fee should be adjusted by the adjustment amount, which equals to 50% of the result of the audited actual revenue (without tax) minus the Bench Mark Price (Without Tax) (the “Adjustment Amount”). The other 50% of the difference between the audited actual revenue (without tax) and the Bench Mark Price (Without Tax) will be enjoyed or borne by China Cargo Airlines.

Where the Settlement Price will exceed the annual caps which have been set by the Company, all reasonable steps will by taken by the Company to comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules.

Payment:

China Cargo Airlines shall pay the Company or its designated wholly-owned subsidiary(ies) and controlled subsidiary(is) one twelfth (1/12) of the annual Bench Mark Price (Without Tax) on a monthly basis within ten days after the ending of every month. The Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) respectively shall complete the payment and settlement with China Cargo Airlines according to the Adjustment Amount before 31 March of the year following such financial year. If the Adjustment Amount is positive, the Adjustment Amount shall be paid by China Cargo Airlines to the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies); or if the Adjustment Amount is negative, the absolute amount of the Adjustment Amount shall be paid by the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) to China Cargo Airlines.

Conditions precedent:	The Contractual Operation Agreement will become effective after the signing of the legal representative or his/her authorized person of each party, the affix of official seal of each party and the satisfaction of the following conditions:

(i) the Contractual Operation Agreement having been approved by the relevant supervision authority of the state-owned assets; and

(ii) the transactions under the Contractual Operation Agreement having been approved at the general meeting of the Company.

None of the aforesaid conditions can be waived. As at the date of this announcement, none of the aforesaid conditions had been satisfied.

Closing:

From the Closing Date (i.e. 31 March 2018, the date of which is not included) to the end of the contractual operation term under the Contractual Operation Agreement, the Bellyhold Space Business shall be exclusively operated by China Cargo Airlines through contractual operation; and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any other means enable any third party to have any right to the Bellyhold Space Business, except for undertaking the relevant responsibility as the actual carrier for air transportation.

From the effective date of the Contractual Operation Agreement, the Company and China Cargo Airlines shall hand over the contracts and personnel in relation to contractual operation of the Bellyhold Space Business according to the principles under the Contractual Operation Agreement.

The Bellyhold Space Management Agreement and a related pricing agreement will be superseded by the Contractual Operation Agreement from the Closing Date.

Non-competition Undertaking

As a condition of agreeing on the contractual operation of the Bellyhold Space Business by China Cargo Airlines, except for performing the obligations under the Contractual Operation Agreement, the Company and its controlled enterprises shall not in any place within or outside the PRC or in any way, carrying out international and domestic cargo and mail air transportation and freight forwarding business, warehouse logistics, cargo terminal operation and other businesses which are in competition with the businesses currently operated by China Cargo Airlines, Eastern Logistics and their controlled subsidiaries (the “Competing Business”), including but not limited to operating through sole proprietorship, directly or indirectly controlling the enterprise(s) which conduct(s) Competing Business or other circumstances which constitute competition according to relevant laws and regulations (the “Non-competition Undertaking”). The Non-competition Undertaking will be valid from the Closing Date to the expiration of the contractual operation term or the termination of the Contractual Operation Agreement.

For the avoidance of doubt, the situation that Company and its controlled enterprise(s) have not become the controlling shareholder(s), actual controller(s) or single largest shareholder of the enterprise(s) which conduct(s) Competing Business shall not be restricted by the Non-competition Undertaking.

Further Information in relation to the Non-competition Undertaking by the Company

As part of the Contractual Operation Agreement, the Non-competition Undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted part and parcel to the transaction as a whole. The Company has taken into account the following factors for providing the Non-competition Undertaking under the Contractual Operation Agreement:

(i)	The entering into of the Bellyhold Space Agreements is the strategic decision made by the Company to focus on the air passenger transportation business. As disclosed in the circular of the Company dated 19 December 2016, the disposal of the entire equity interest in Eastern Logistics by the Company was in line with the overall trend of major international airlines withdrawing from the all-cargo flight business. Upon completion of the disposal, the Company has focused on air passenger transportation business. The Non-competition Undertaking is a reflection of such strategic decision, and is the integral component and the intended result of the transaction.

(ii)	The freight business requires heavy investment and long return period. Upon obtaining the Non-competition Undertaking from the Company, China Cargo Airlines, as a company being engaged in air cargo transportation business for a long time and has extensive expertise, experience and advantages in the logistics and air transportation industries, will be in a position to allocate more human and material resources to operate the Bellyhold Space Business during the long-term contractual operation term of the Contractual Operation Agreement. Based on the arm’s length negotiations with China Cargo Airlines and in order to incentivize the investment by and the better performance of China Cargo Airlines in the Bellyhold Space Business, the Company agreed to provide the Non-competition Undertaking. It is a common practice in the market to provide such Non-competition Undertaking under a similar disposal transaction or arrangement of this type.

(iii)	The Non-competition Undertaking is beneficial to the stable and long-term development of the Bellyhold Space Business. According to the pricing principles of contractual fee as set out in the paragraph headed “II. Contractual Operation Agreement — Pricing” above, where the audited actual revenue (without tax) as a result of better performance of the Bellyhold Space Business exceeds the Bench Mark Price (Without Tax), the contractual fee payable by China Cargo Airlines to the Company should be increased by the Adjustment Amount, which equals to 50% of the result of the audited actual revenue (without tax) minus the Bench Mark Price (Without Tax). As such, the Company will be able to enjoy the revenue arising from better performance of the Bellyhold Space Business, and in return the Non-competition Undertaking will be beneficial to the revenue growth of the Company.

(iv)	Eastern Logistics has expressed to the Company that it would not exclude the possibility of applying for listing of its shares on a stock exchange in the PRC. In such circumstance, it is expected that the Non-competition Undertaking by the Company will be necessary for Eastern Logistics to comply with the applicable guidelines on initial public offering and listing of shares issued by China Securities Regulatory Commission (“CSRC”). On the other hand, as advised by the Company’s PRC legal adviser, the Company, as a listed company on the Shanghai Stock Exchange, is also subject to the legal requirements that its business should not compete with the business of its controlling shareholder and its related parties (including Eastern Logistics) in accordance with the relevant guidelines issued by CSRC. In addition, CEA Holding has provided a non-competition undertaking to the Company. For details of such non-competition undertaking of CEA Holding, please refer to the circular of the Company dated 18 January 2018.

As requested by China Cargo Airlines and Eastern Logistics and after considering the aforesaid factors comprehensively, the Company agreed to provide the Non-competition Undertaking under the Contractual Operation Agreement. The Shareholders and potential investors should note that the Company will not and should not conduct any Competing Business according to the Non-competition Undertaking from the Closing Date to the expiration of the contractual operation term or the termination of the Contractual Operation Agreement on the condition that the Contractual Operation Agreement becomes effective.

III.	OPERATION COST AGREEMENT

Date:	1 March 2018

Parties:	the Company (as owner); and

China Cargo Airlines (as contractor)

Contractual operation term:	from the effective date to 31 December 2032

Subject:

As compared with the responsibilities as the operator of the Bellyhold Space Business before the implementation of the Contractual Operation Agreement, the responsibilities of the Company will be reduced as the actual carrier. Part of the departments of marketing and sales which were operated by the Company as well as their functions will be transferred to China Cargo Airlines and the relevant operation cost will be borne by China Cargo Airlines. In order to make sure the fairness and reasonability of the transactions, the Company will reimburse the annual operation cost of the Bellyhold Space Business to China Cargo Airlines (the “Operation Cost”).

Pricing:	The Operation Cost payable by the Company for each financial year shall be calculated based on the following formula:

Operation Cost = Settlement Price × Cost Rate (as defined below)

The Settlement Price shall be determined according to the method as set out above in the paragraph headed “II. Contractual Operation Agreement — Pricing”.

The cost rate (the “Cost Rate”) for a year shall equals to the arithmetical result of the average cost rates of the operation of Bellyhold Space for the recent three years. The cost rate for each of the three years shall be calculated by dividing the actual amount of the operation cost of a year determined through negotiation procedures by the audited Settlement Price of the corresponding year. The Company has engaged Ernst & Young to execute the negotiation process for the actual amount of the operation cost for the three years from 2014 to 2016. According to the calculation of relevant data, the cost rate is 8.823%. The Company and China Cargo Airlines agreed to use 8.823% as the Cost Rate for 2018. The Company will engage an accounting firm with qualifications to execute the negotiation process every year and the Cost Rate shall be adjusted every year based on the execution of negotiation process and the rules as agreed in the Operation Cost Agreement.

Where the Operation Cost will exceed the annual caps which have been set by the Company, all reasonable steps will by taken by the Company to comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules.

Payment:	The Company and its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) shall pay one twelfth (1/12) of the result of the Bench Mark Price (Without Price) multiplying the Cost Rate on a monthly basis within ten days after the ending of every month. The Company and its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) respectively shall complete the payment and settlement of Operation Cost with China Cargo Airlines according to the Adjustment Amount (as defined above) before 31 March of the year following such financial year. If the Adjustment Amount is positive, the amount of the Adjustment Amount multiplying the Cost Rate shall be paid by the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies) to China Cargo Airlines; or if the Adjustment Amount is negative, the absolute amount of the Adjustment Amount multiplying the Cost Rate shall be paid by China Cargo Airlines to the Company, its designated wholly-owned subsidiary(ies) and controlled subsidiary(ies).

Conditions precedent:	The Operation Cost Agreement will become effective after the signing of the legal representative or his/her authorized person of each party, the affix of official seal of each party and the coming into effect of the Contractual Operation Agreement.

IV.	HISTORICAL AMOUNTS AND PROPOSED ANNUAL CAPS

1.	Historical Amounts

Set out below are the historical amounts for the year ended 31 December 2017 for (i) the revenue of Bellyhold Space freight business of the Group; and (ii) the management fee with respect to the management of the Bellyhold Space freight business paid by the Company to China Cargo Airlines.

Historical amounts for the year ended 31 December 2017 Note
(in millions of RMB) (Unaudited)
the revenue of Bellyhold Space freight business of the Group	3,300
the management fee with respect to the management of the Bellyhold Space freight business paid by the Company to China Cargo Airlines	100

Note:	As the Company’s entrustment of China Cargo Airlines to operate and manage the Bellyhold Space freight business is a new transaction as a solution to the competition problem arising after the completion of the disposal of Eastern Logistics, no historical data before 2017 are available.

There is no annual cap applicable to the revenue of the Bellyhold Space freight business of the Group for the year ended 31 December 2017. The historical amount for the management fee with respect to the management of the Bellyhold Space freight business paid by the Company to China Cargo Airlines for the year ended 31 December 2017 has not exceeded the relevant proposed annual cap of RMB300 million for the year ended 31 December 2017.

2. Proposed	Annual Caps

Set out below are the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 for (i) the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement; and (ii) the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement:

	Proposed annual caps
	For the period from 1 April to 31 December 2018	For the year ending 31 December 2019
	(in millions of RMB)	(in millions of RMB)
the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement	3,000	4,000
the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement	265	353

The proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 for the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement are determined with reference to:

(i)	the Bench Mark Price (Without Tax) for the period from April to December of 2018 amounting to approximately RMB2,737 million as evaluated by the Valuer according to the formula stated above in the paragraph headed “Contractual Operation Agreement — Pricing” and after taking into account the market price in terms of determining the revenue level per kilometre, a factor in the formula (a summary of the Valuation Report will be disclosed in the Circular);

(ii)	the historical amount of the revenue of Bellyhold Space freight business of the Group for the year ended 31 December 2017 amounting to approximately RMB3,300 million;

(iii)	a buffer of 10% based on the Bench Mark Price (Without Tax) for the period from 1 April to 31 December 2018 to adjust the potential difference between the audited actual revenue (without tax) of operating the Bellyhold Space Business and the Bench Mark Price (Without Tax); and

(iv)	the future expansion of operation scale of the Company and the overall situation of the freight market.

The proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019 for the Operation Cost payable by the Company to China Cargo Airlines under the Operation Cost Agreement are determined with reference to:

(i)	the historical amount of the cost arising from the operation of the Bellyhold Space freight business and the average cost rate of 8.823% for the three years from 2014 to 2016 as calculated by Ernst & Young;

(ii)	the proposed annual caps for the contractual fee payable by China Cargo Airlines to the Company under the Contractual Operation Agreement; and

(iii)	the future expansion of operation scale of the Company and the overall situation of the freight market.

V.	REASONS FOR AND BENEFITS OF THE BELLYHOLD SPACE AGREEMENTS

1. To	Further Eliminate the Competition Between the Company and China Cargo Airlines More Thoroughly

The Bellyhold Space freight business of the Company is in competition with the all- cargo aircraft freight business of China Cargo Airlines. In January 2017, the Company has entered into the Bellyhold Space Management Agreement with China Cargo Airlines to entrust China Cargo Airlines to manage the Bellyhold Space freight business of the Company which has been serving as a transitional solution to avoid competition. After the operation practice of around one year and in order to further eliminate the competition between the Company and China Cargo Airlines more thoroughly, the Company proposes to change the operation model of the Bellyhold Space freight business from entrusted management to contractual operation and let China Cargo Airlines to operate the Bellyhold Space Business as a long-term contractor.

2.	To Satisfy the Professional Operation Requirement of the Company and to Improve the Overall Operation Performance of the Bellyhold Space Freight Business

As a company being engaged in air cargo transportation business for a long time, China Cargo Airlines has extensive expertise, experience and advantages in the logistics and air transportation industries. The professional contractual operation by China Cargo Airlines will promote the synergy of transport capacity of the all-cargo aircraft of China Cargo Airlines and the Bellyhold Space as well as the synergy of business-chain of freight business and warehousing business, improve the overall operation results of the Company in relation to the Bellyhold Space Business, stabilize and enlarge the revenue of freight business of its subsidiaries, and reduce the fluctuation risk of the relevant operation results.

3.	To Concentrate on the Air Passenger Transportation Business

The Company will not directly invest any relevant human and material resources to directly operate the Bellyhold Space Business during the long-term contractual operation of Bellyhold Space Business by China Cargo Airlines. This will be beneficial to the Company in focusing relevant resources on operating and developing its air passenger transportation business, improving its capability in the operation and management of air passenger transportation business (i.e., the major business of the Company), further building up the Company’s brand image and competitiveness in the air passenger transportation area and in turn generating better investment returns to the Shareholders.

The Directors (excluding the independent non-executive Directors, whose opinion will be set forth in the circular by reference to the advice of the Independent Financial Adviser in this regard) are of the view that that (i) the transactions contemplated under the Bellyhold Space Agreements are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole; and (ii) the relevant proposed annual caps for the transactions contemplated under the Bellyhold Space Agreements are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

VI.	IMPLICATIONS UNDER THE LISTING RULES

1.	Independent Shareholders’ Approval Requirements

As at the date of this announcement, China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company) and thus China Cargo Airlines is a connected person of the Company as defined under the Hong Kong Listing Rules. The transactions contemplated under the Bellyhold Space Agreements constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the contractual fee payable by China Cargo Airlines under the Contractual Operation Agreement exceed 5%, the Contractual Operation Agreement and the transactions contemplated thereunder as well as the relevant proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019, are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

As the highest applicable percentage ratio in relation to the proposed annual caps for the Operation Cost payable by the Company under the Operation Cost Agreement exceeds 0.1% but is less than 5%, the Operation Cost Agreement and the transactions contemplated thereunder as well as the relevant proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019, are subject to the reporting, announcement and annual review requirements but are exempt from the Independent Shareholders’ approval requirement under the Hong Kong Listing Rules. Pursuant to the relevant requirements of the Shanghai Listing Rules and the PRC law, the transactions contemplated under the Operation Cost Agreement shall be subject to Independent Shareholders’ approval.

An Independent Board Committee has been formed to advise the Independent Shareholders on the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019. The Independent Financial Adviser has also been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of (a) the period for the Bellyhold Space Agreements; and (b) the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019.

Each of Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Ma Xulun (the vice chairman and president of the Company), Mr. Li Yangmin (a Director and a vice president of the Company), Mr. Gu Jiadan (a Director), Mr. Tang Bing (a Director and a vice president of the Company), Mr. Tian Liuwen (a Director and a vice president of the Company) and Mr. Yuan Jun (an employee representative Director) is a member of the senior management of CEA Holding, who may be regarded as having a material interest in the Bellyhold Space Agreements and therefore they have abstained from voting on the relevant resolution(s) at the meeting of the Board convened for the purpose of approving the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the relevant proposed annual caps. Save as disclosed above, none of the Directors has a material interest in the Bellyhold Space Agreements or the transactions contemplated thereunder.

CEA Holding, 東航金控有限責任公司 (CES Finance Holding Co., Limited) and 東航國 際控股 ( 香港 ) 有限公司 (CES Global Holdings (Hong Kong) Limited) will abstain from voting on the ordinary resolutions approving the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the relevant proposed annual caps which will be taken on a poll as required under Rule 14A.36 of the Hong Kong Listing Rules at the EGM.

2.	Period for the Bellyhold Space Agreements

As the respective period for the Bellyhold Space Agreements exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Bellyhold Space Agreements. Details of the Independent Financial Adviser’s advice will be disclosed in the Circular.

Having considered the terms of the Bellyhold Space Agreements, the Board considers that a longer duration for the Bellyhold Space Agreements is beneficial to the Company from the following aspects:

(i)	the longer duration is necessary for further eliminating the competition between the Bellyhold Space freight business of the Company and the all-cargo aircraft freight business of China Cargo Airlines;

(ii)	the professional operation by China Cargo Airlines will give full play to the synergy of transport capacity of the all-cargo aircraft of China Cargo Airlines and the Bellyhold Space as well as the synergy of business-chain of freight business and warehousing business, and is beneficial to the steady growth of revenue generated from the Bellyhold Space freight business; and

(iii)	considering that the logistics and freight business requires heavy investment and long return period, after taking into account the market principles by China Cargo Airlines, the longer duration of contractual operation term will promote the consistent and stable investment of human and material resources as well as the concentration on operation by China Cargo Airlines.

3.	Information on the Relevant Valuation in relation to the Profit Forecast

As the Valuation Report was prepared according to an approach which involves projection of revenue, under Rule 14.61 of the Hong Kong Listing Rules, the Relevant Valuation under the Valuation Report is regarded as a profit forecast. The Company will comply with the requirements of Rule 14.62 of the Hong Kong Listing Rules in relation to profit forecast in the Circular. Details of the Valuation Report will also be summarised in the Circular.

VII.	GENERAL INFORMATION

1.	Information relating to the Group

The Group is principally engaged in the business of civil aviation.

2.	Information relating to CEA Holding

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

3.	Information relating to China Cargo Airlines

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail transport services.

VIII.EGM

The EGM will be held by the Company for the Independent Shareholders to consider and approve the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps by way of ordinary resolutions. A notice to convene the EGM has been dispatched to the Shareholders on 9 February 2018.

The Circular will be despatched to the Shareholders in due course, which contains, among other things, (i) further details of the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019; (ii) a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019; (iii) a letter from the Independent Financial Adviser containing its advice and recommendation to the Independent Board Committee and the Independent Shareholders in relation to (a) the period for the Bellyhold Business Agreements; and (b) the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019; (iv) a summary of the Valuation Report on the Relevant Valuation issued by the Valuer; (v) a letter from the Board on the Relevant Valuation in relation to the profit forecast; and (vi) a letter from Ernst & Young, as the reporting accountants, on the Relevant Valuation in relation to the profit forecast.

IX.	DEFINITIONS

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircrafts operated by the Company and its wholly-owned subsidiaries and controlled subsidiaries (including Shanghai Airlines, Eastern Air Wuhan, Eastern Air Jiangsu, Eastern Air Yunnan and China United Airlines) after travelers’ registered luggage has been loaded in priority;

“Bellyhold Space Agreements”	means the Contractual Operation Agreement and the Operation Cost Agreement;

“Bellyhold Space Business”	means all the freight business operated through the utilization of the Bellyhold Space, including but not limited to the sale, pricing and settlement businesses in relation to the Bellyhold Space, details of which are set out in the paragraph headed “II. Contractual Operation Agreement” in this announcement;

“Bellyhold Space Management Agreement”	means the agreement dated 1 January 2017 entered into between the Company and China Cargo Airlines in relation to the entrustment to China Cargo Airlines to operate and manage the Bellyhold Space freight business of the Company, details of which are set out in the announcement of the Company dated 3 January 2017;

“Board”	means the board of Directors;

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), formerly known as 中國東方航空集團公司 (China Eastern Air Holding Company*), a wholly PRC state-owned enterprise and the controlling Shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the date of this announcement;

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a non-wholly owned subsidiary of Eastern Logistics and in turn a non-wholly owned subsidiary of CEA Holding;

“China United Airlines”	means 中國聯合航空有限公司 (China United Airlines Co., Limited), a wholly-owned subsidiary of the Company;

“Circular”	means the circular to be issued by the Company to the Shareholders as required under the Hong Kong Listing Rules in respect of the Bellyhold Space Agreements

“Closing Date”	means the closing date of the transactions under the Contractual Operation Agreement, which is 31 March 2018;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Contractual Operation Agreement”	means the contractual operation agreement dated 1 March 2018 entered into between the Company (as owner) and China Cargo Airlines (as contractor) in relation to the contractual operation of Bellyhold Space Business by China Cargo Airlines, details of which are set out in the paragraph headed “II. Contractual Operation Agreement” in this announcement;

“Directors”	means the directors of the Company;

“Disposal Agreement”	means the share transfer agreement dated 29 November 2016 entered into between the Company and Eastern Airlines Industry Investment in relation to the disposal of the entire equity interest in Eastern Logistics, details of which are set out in the announcement of the Company dated 29 November 2016 and the circular of the Company dated 19 December 2016;

“Eastern Air Jiangsu”	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited), a non-wholly owned subsidiary of the Company;

“Eastern Air Wuhan”	means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited), a non-wholly owned subsidiary of the Company;

“Eastern Air Yunnan”	means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited), a non-wholly owned subsidiary of the Company;

“Eastern Airlines Industry Investment”	means 東航產業投資有限公司 (Eastern Airlines Industry Investment Company Limited), a wholly-owned subsidiary of CEA Holding;

“Eastern Logistics”	means 東方航空物流有限公司 (Eastern Airlines Logistics Co., Limited), a non-wholly owned subsidiary of CEA Holding;

“EGM”	means the extraordinary general meeting of the Company to be convened on 29 March 2018 for the purpose of approving, among other matters, the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	means the independent board committee of the Company comprising the independent non-executive Directors formed to advise the Independent Shareholders in respect of the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019;

“Independent Financial Adviser” or “Octal Capital”	means Octal Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of (a) the period for the Bellyhold Business Agreements; and (b) the Bellyhold Space Agreements and the transactions contemplated thereunder as well as the proposed annual caps for the period from 1 April to 31 December 2018 and the year ending 31 December 2019, which is a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“Independent Shareholders”	means the Shareholders, other than CEA Holding, 東航金控有限責 任公司 (CES Finance Holding Co., Limited) and 東航國際控股 ( 香 港) 有限公司 (CES Global Holdings (Hong Kong) Limited);

“Operation Cost Agreement”	means the operation cost agreement dated 1 March 2018 entered into between the Company (as owner) and China Cargo Airlines (as contractor) in relation to the reimbursement of operation cost of the Bellyhold Space Business payable by the Company to China Cargo Airlines, details of which are set out in the paragraph headed “III. Operation Cost Agreement” in this announcement;

“PRC”	means the People’s Republic of China;

“Relevant Valuation”	means the valuation of the Bellyhold Space Business of the Company and five of its subsidiaries (namely Shanghai Airlines, Eastern Air Wuhan, Eastern Air Jiangsu, Eastern Air Yunnan and China United Airlines) for the period from April to December of 2018, the appraised value of which is determined as the basis of the Bench Mark Price (Without Tax) (as defined in the paragraph headed “II. Contractual Operation Agreement” in this announcement;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Airlines”	means 上海航空有限公司 (Shanghai Airlines Co., Limited), a wholly-owned subsidiary of the Company;

“Shanghai Listing Rules”	means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange;

“Shareholder(s)”	means the shareholder(s) of the Company;

“subsidiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules;

“Valuation Report”	means the valuation report dated 8 February 2018 issued by the Valuer in relation to the Relevant Valuation;

“Valuer”	means Beijing Pan-China Assets Appraisal Co., Ltd. ( 北京天健興 業資產評估有限公司 );

“%”	means percent.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
1 March 2018

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Yuan Jun (Employee Representative Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).